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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                       CORRECTIONS CORPORATION OF AMERICA
------------------------------------------------------------------------------
                                (Name of Issuer)


       12.0% Series B Cumulative Preferred Stock, $.01 par value per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   22025Y 30 8
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                                 (CUSIP Number)


                                  May 13, 2003
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 22025Y 30 8

------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Rolaco Holding S.A.
         00-0000000
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)
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3.       SEC Use Only
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4.       Citizenship or Place of Organization

         Luxembourg
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Number of                  5.       Sole Voting Power:        0
Shares                     ---------------------------------------------------
Beneficially               6.       Shared Voting Power:      0
Owned by                   ---------------------------------------------------
Each                       7.       Sole Dispositive Power:   0
Reporting                  ---------------------------------------------------
Person With                8.       Shared Dispositive Power: 0
------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         0 Shares
------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)

         0%
------------------------------------------------------------------------------
12.      Type of Reporting Person (See Instructions)

         CO
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ITEM 1.

         (a)  NAME OF ISSUER

                  Corrections Corporation of America

         (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  10 Burton Hills Boulevard
                  Nashville, Tennessee  37215

ITEM 2.

         (a)  NAME OF PERSON FILING

                  Rolaco Holding S.A.

         (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

                  c/o Oryx Finance Limited
                  104 Lancaster Gate
                  London W2 3NT, England

         (c)  CITIZENSHIP

                  Luxembourg

         (d)  TITLE OF CLASS OF SECURITIES

                  12.0% Series B Cumulative Preferred Stock, $.01 par value per share

         (e)  CUSIP NUMBER

                  22025Y 30 8

ITEM 3.

                  Not applicable.

ITEM 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 0 Shares.

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         (b)      Percent of class: 0%.

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 0.

                  (ii)  Shared power to vote or to direct the vote: 0.

                  (iii) Sole power to dispose or to direct the disposition
                        of: 0.

                  (iv) Shared power to dispose or to direct the disposition of: 0.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  [ X ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.  CERTIFICATION.

         By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Dated: May 16, 2003

                                            ROLACO HOLDING S.A.


                                            By:  /s/ NICOLAS G. HOMSY
                                                 --------------------
                                                 Name:  Nicolas G. Homsy
                                                 Title: Director













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